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                                Law Offices of
                     Paul, Hastings, Janofsky & Walker LLP
                      555 S. Flower Street, 23/rd/ Floor
                      Los Angeles, California 90071-2371
                           Telephone (213) 683-6000
                           Facsimile (213) 627-0705
                             Internet www.phjw.com

                                August 15, 2000


VIA EDGAR
---------

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  The Pacific Capital Funds - CIK No. 896647
          Request for Withdrawal of an Amendment to the Registration Statement on Form N-14
          File Nos. 333-35994 and 811-7454

Sir or Madam:

          On behalf of Pacific Capital Funds (the "Registrant") and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the withdrawal of Post-Effective Amendment No. 1 (the "Amendment") to the Registrant's Registration Statement on Form N-14 (the "Registration Statement"), incorrectly filed with the Commission on July 14, 2000, as an N-14 Registration Statement. As requested by Commission staff, the Amendment was correctly re-filed under Rule 485(b) on July 17, 2000.

          Please address any comments or questions concerning this withdrawal request to the undersigned at (213) 685-6207 or to William A. Crowfoot (213) 683-6312.

                                                  Very truly yours,

                                                  /s/ Michael Glazer
                                     of PAUL, HASTINGS, JANOFSKY & WALKER LLP